                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.


                                    FORM T-3


                     FOR APPLICATIONS FOR QUALIFICATION OF
                              INDENTURES UNDER THE
                          TRUST INDENTURE ACT OF 1939


                               ATLAS CORPORATION
                       370 Seventeenth Street, Suite 3150
                             Denver, Colorado 80202
                                 (303) 825-1200


          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

          TITLE OF CLASS                                  AMOUNT

 7% Exchangeable Debentures due                        $11,000,000
        October 25, 2000

                 Approximate date of proposed public offering:
   As promptly as possible after the effective date of this Application for
                                 Qualification

                     Name and address of agent for service:

                                 Jerome C. Cain
                               Atlas Corporation
                       370 Seventeenth Street, Suite 3150
                             Denver, Colorado 80202
                                 (303) 825-1200

                                   Copies to:
                             Jeffrey E. Cohen, Esq.
                                Coudert Brothers
                          1114 Avenue of the Americas
                            New York, NY 10036-7794

                                    GENERAL

1.  General information.

(a)  Form of organization.  A corporation.

(b)  State or other sovereign power under the laws of which organized. Delaware.

2.  Securities Act exemption applicable.

     Pursuant to the provisions of a certain underwriting agreement dated as of October 25, 1995 by and among the Company, Yorkton Securities Inc. and First Marathon Securities Ltd. (the "Underwriting Agreement"), the Company, on November 10, 1995, issued $10 million of special warrants (the "Special Warrants"). These securities were issued to U.S. purchasers pursuant to the exemption to the registration requirements of the Securities Act of 1933 (the "1933 Act") set forth in Regulation D thereunder and were issued to non-U.S. purchasers outside the United States pursuant to the exemption from registration set forth in Regulation S under the 1933 Act,. The Special Warrants will be automatically deemed exercised (without additional consideration or other action by the holders thereof) into indenture Securities upon (and subject to) the fulfillment by the Company of its obligation to register the Indenture Securities for resale in the U.S. and Canada prior to February 9, 1995. Such deemed exercise would be exempt from registration under Section 3(a)(9) of the 1933 Act.

                                  AFFILIATION

3. Affiliates.

----------------------------------------------------------------------------
          Affiliate                          Basis for control
----------------------------------------------------------------------------
Atlas Gold Mining, Inc.            100% ownership of voting securities
----------------------------------------------------------------------------
Atlas Precious Metals, Inc.        100% ownership of voting securities
----------------------------------------------------------------------------
Atlas Perlite                      100% ownership of voting securities
----------------------------------------------------------------------------
Phoenix Financial Holdings Inc.    51% ownership of voting securities
----------------------------------------------------------------------------
Granges Inc.                       27.7% ownership of voting securities of
                                   a publicly traded company
----------------------------------------------------------------------------

                             MANAGEMENT AND CONTROL

4.  Directors and executive officers.

-------------------------------------------------------------------------------
        Name                   Address                   Office(s)
-------------------------------------------------------------------------------
David J. Birkenshaw     Atlas Corporation          Chairman of the Board and
                        370 Seventeenth Street     Chief Executive Officer
                        Suite 3150
                        Denver, Colorado 80202
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
        NAME                    ADDRESS                      OFFICE(S)
-------------------------------------------------------------------------------
James H. Dunnett          1111 West Georgia St.         Director
                          Suite 404
                          Vancouver, B.C.
                          Canada V6E 4M3
-------------------------------------------------------------------------------
C. Thomas Ogryzlo         2200 Lake Shore Boulevard     Director
                          West
                          Toronto, Ontario
                          Canada M8V 1A4
-------------------------------------------------------------------------------
Douglas R. Cook           2485 Greensboro Drive         Director
                          Reno, Nevada 89509
-------------------------------------------------------------------------------
Michael B. Richings       2230 - 885 West Georgia       Director
                          Street
                          Vancouver, BC
                          Canada V6C 3E8
-------------------------------------------------------------------------------
Philip R. Mengel          1166 Spring Street            Director
                          P.O. Box 7001
                          Wyomissing, PA 19160-6001
-------------------------------------------------------------------------------
David P. Hall             700 West Georgia St.          Director
                          Vancouver, B.C.
                          Canada V7Y 1A3
-------------------------------------------------------------------------------
Gerald E. Davis           Atlas Corporation             President
                          370 Seventeenth Street
                          Suite 3150
                          Denver, Colorado 80202
-------------------------------------------------------------------------------
Richard E. Blubaugh       Atlas Corporation             Vice-President,
                          370 Seventeenth Street        Environmental
                          Suite 3150                    and Governmental Affairs
                          Denver, Colorado 80202


-------------------------------------------------------------------------------
Gregg B. Shafter          Atlas Corporation             Vice-President, Project
                          370 Seventeenth Street        Development
                          Suite 3150
                          Denver, Colorado 80202

-------------------------------------------------------------------------------
James R. Jensen           Atlas Corporation             Controller and Principal
                          370 Seventeenth Street        Accounting Officer
                          Suite 3150
                          Denver, Colorado 80202

-------------------------------------------------------------------------------
Jerome C. Cain            Atlas Corporation             Secretary and Treasurer
                          370 Seventeenth Street
                          Suite 3150
                          Denver, Colorado 80202
-------------------------------------------------------------------------------

5. Principal owners of voting securities.

As of January 15, 1996:

--------------------------------------------------------------------------------
            COLUMN A                                                 COLUMN D
   NAME AND COMPLETE MAILING           COLUMN B       COLUMN C      PERCENTAGE
            ADDRESS                 TITLE OF CLASS     AMOUNT        OF VOTING
                                        OWNED           OWNED       SECURITIES
--------------------------------------------------------------------------------
Mackenzie Financial Corporation     Common Stock      3,396,900/1/     17.0%
150 Floor Street West, Suite 805
Toronto, Ontario
Canada M5S 3B5
--------------------------------------------------------------------------------
M.I.M. Holdings Limited             Common Stock      3,000,000/2/     14.1%
M.I.M. Plaza, 410 Anne Street
Brisbane, Queensland, 4000
Australia
--------------------------------------------------------------------------------

----------------

     /1/ To the best of the Company's knowledge, Mackenzie Financial Corporation has beneficial ownership of 2,366,900 shares of Common Stock. To the best of Corporation's knowledge, Mackenzie Financial also beneficially owns warrants issued by the Corporation which are exercisable into 910,000 shares of Common Stock at an option price of $7.00 per share and into 120,000 shares of Common Stock at an option price of $3.625 per share.

     /2/ M.I.M. Holdings is the direct beneficial owner of (i) 2,000,000 shares of Common Stock and (ii) warrants issued by the Corporation which are exercisable into 1,000,000 shares of Common Stock at an exercise price of $7.00 per share.


UNDERWRITERS

6.  Underwriters.

(a)

--------------------------------------------------------------------------------
Underwriter                                  Title of Securities            Date
--------------------------------------------------------------------------------
Phoenix Financial Holdings Inc.        Units (1 share of Common Stock       1993
Scotia Place                           plus 1/2 of a warrant for 1
40 King Street West                    share of Common Stock)
Suite 5306
Toronto, Ontario M5H 3Y2
Canada
--------------------------------------------------------------------------------
IBK Capital Corp.                      Common Stock                         1994
130 Adelaide Street West
Suite 2601
Toronto, Ontario M5H 3P5
Canada
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
First Marathon Securities, Ltd.      Atlas Units (1 share of Common       1994
Exchange Tower                       Stock plus 1/2 of a warrant for 1
Box 21                               share of Common Stock)
First Canadian Place,
Toronto, Ontario 1J9
Canada
--------------------------------------------------------------------------------
Scotia McLeod Inc.                   Atlas Units                          1994
Commercial Union Tower
Toronto Dominion Centre
P.O. Box 433
Toronto, Ontario  M5K 1M2
Canada
--------------------------------------------------------------------------------
Wood Gundy Inc.                      Atlas Units                          1994
BCE Place
161 Bay Street
Toronto, Ontario  M5J 2S8
Canada
--------------------------------------------------------------------------------
Goepel Shields & Partners Inc.       Atlas Units                          1994
90 Adelaide Street West, suite 500
Toronto, Ontario M5H 3V9
Canada
--------------------------------------------------------------------------------
Loewen, Ondaatje, McCutcheon         Atlas Units                          1994
Limited
55 Avenue Road
Hazelon Lane
East Tower 2250
Toronto, Ontario  M5R 3L2
Canada
--------------------------------------------------------------------------------
Nesbitt Burns, Inc.                  Atlas Units                          1994
First Canadian Place, suite 5000
Toronto, Ontario M5X 1H3
Canada
--------------------------------------------------------------------------------
Burns Fry Limited                    Atlas Units                          1994
First Canadian Place
Suite 5000
Toronto, Ontario M5X  1H3
Canada
--------------------------------------------------------------------------------
First Marathon Securities, Ltd.      Indenture Securities (issued upon    1995
Exchange Tower                       exercise or deemed exercise of
Box 21                               Special Debenture Warrants )
First Canadian Place
Toronto, Ontario M5X 1J9
Canada
--------------------------------------------------------------------------------
Yorkton Securities, Inc.             Indenture Securities (issued upon    1995
1055 Dunsmuir Street, 11th floor     exercise or deemed exercise of
Vancouver, British Columbia V7X 1L4  Special Debenture Warrants.
Canada
--------------------------------------------------------------------------------

(b) The Indenture Securities will be issued, for no additional consideration, upon exercise or deemed exercise of outstanding Special Warrants. The Special Warrants were sold pursuant to an underwriting agreement with Yorkton Securities Inc. and First Marathon Securities Ltd. each of whose mailing addresses is specified in the above table.


CAPITAL SECURITIES

7. Capitalization. (a) Furnish the following information as to each authorized class of securities of the applicant.

As of January 15, 1996:
-------------------------------------------------------------------------------------------------------------------
COLUMN A                                            COLUMN B                                      COLUMN C
TITLE OF                                        AMOUNT AUTHORIZED                                  AMOUNT
 CLASS                                                                                           OUTSTANDING
-------------------------------------------------------------------------------------------------------------------
Common                        50,000,000 shares                                                 20,034,743 shares
Stock, $1
par value
--------------------------------------------------------------------------------------------------------------------
Preferred                     1,000,000 shares (issuable in series, with designations,          none
Stock, $1                     rights and preferences to be fixed by the Company's
par value                     Board of Directors. The Board of Directors has established a series of 150,000 shares of Series Preferred Stock
                              designated as Series A Junior Participating Preferred
                              Stock)
--------------------------------------------------------------------------------------------------------------------
9%                            $3,500,000                                                        $3,500,000
Redeemable
Convertible
Debenture
--------------------------------------------------------------------------------------------------------------------

     Note:

     At January 15, 1995, there were 875,000 shares of Common Stock reserved for the conversion of the Redeemable Convertible Debenture, which is convertible as to principal into Common Stock at the rate of $4.00 per share and 2,032,111 shares of Common Stock reserved for Option Warrants traded on the American Stock Exchange which are exercisable at a price of $15.625 per share and have no expiration date. Also at January 15, 1995, there were 6,517,955 shares of Common Stock reserved for Option Warrants outstanding with the following terms:


      Date of                  Number                    Exercise                    Date of
     Issuance                of Shares                     Price                    Termination
     --------                ---------                   --------                   -----------
   Sept. 21, 1993            1,972,500                   $  3.625                  Sept. 20, 1996
   Aug. 17, 1994             3,243,405                   $   7.00                   Aug. 16, 1999
   Dec. 15, 1994             1,302,050                   $   7.00                   Dec. 14, 1999

     The Company has an Amended and Restated Rights Agreement under which a holder of Preferred Stock Purchase Rights ("Rights") is entitled to purchase from the Company 1/200th of a share of Series A Preferred Stock at a price of $45 per 1/200th of a share. Subject to action by the Board of Directors, the Rights become exercisable upon the occurrence of certain events including acquisition by a person or group of 15 percent or more of the outstanding Common Stock of the

Company. Upon any such acquisition, the agreement provides that upon exercise of Rights and payment of the purchase price, the exercising Rights holder is entitled to receive, in lieu of Series A Preferred Stock, shares of Common Stock having a market value equal to twice the purchase price.

     As of January 15, 1996 there were 1,745,000 share of Common Stock reserved against the issuance of options granted under the Company's Long Term Incentive Plan.

(b) Give a brief outline of the voting rights of each class of voting securities referred paragraph (a) above. to in Each share of Common Stock is entitled to one vote for the election of directors and upon all other matters and participates ratably with all other shares of Common Stock in all dividends and distributions. Each share of Series A Preferred Stock will have 200 votes voting together with the Common Stock.

INDENTURE SECURITIES

8.   Analysis of indenture provisions.

     Pursuant to the provisions of a certain underwriting agreement dated as of October 25, 1995 by and among the Company, Yorkton Securities Inc. and First Marathon Securities Ltd. (the "Underwriting Agreement"), the Company, on November 10, 1995, issued U.S. $10 million of special warrants (the "Special Warrants") under a special warrant indenture with Montreal Trust Company of Canada (the "Special Warrant Trustee"). The Special Warrants are exercisable for a like principal amount of Indenture Securities on or before the earlier of: (i) the first business day which is twelve months after November 10, 1995, or (ii) the fifth business day following the date upon which the Company files (or causes to be filed): (a) a preliminary prospectus and (final) prospectus in the Provinces of Ontario and British Columbia qualifying the distribution of the Indenture Securities upon exercise of the Special Warrants and causes receipts to be issued therefor; (b) a registration statement or registration statements under the Securities Act registering for resale the Indenture Securities and the Granges Shares deliverable upon exercise thereof and makes such registration statements effective, and files (or causes to be filed) all required filings with state securities or "blue sky" administrators in the states where the holders of such securities propose to offer and sell the Indenture Securities or such Granges Shares and makes them effective; and (c) a registration statement under the 1934 Act registering the class of Indenture Securities under Section 12(b) of the 1934 Act and makes it effective (the requirements of clauses (a) through (c) being collectively the "Qualification and Registration Requirements"). All Special Warrants not exercised prior to that will be deemed to be exercised on such date without further action or notice on the part of the holders thereof.

     The Underwriting Agreement provides that the proceeds of the sale of the Special Warrants are being held in escrow until the exercise or deemed exercise of the Special Warrants. Should the Qualification and Registration Requirements not be met on or before February 9, 1996, holders of Special Warrants may, until 5 p.m. on February 19, 1996 (or, if that is not a business day, the next succeeding business day), tender their Special Warrants to the Special Warrant Trustee for retraction and cancellation at a cash price of $105 per $100 face amount of Special Warrant, such price to be paid from the escrowed proceeds. The Company must provide additional funds for retraction and cancellation payments, should the escrowed proceeds be insufficient. Each Special Warrant not so tendered and outstanding thereafter will entitle the holder to receive, upon exercise or deemed exercise, $110 principal amount of Indenture Securities, without the payment of any additional consideration -- an aggregate of up to $11.0 million principal amount of Indenture Securities should no Indenture Securities have been tendered for retraction and cancellation.

     Pursuant to the Underwriting Agreement, the Indenture Securities will be issued, upon such exercise or deemed exercise of the Special Warrants, under an indenture with Chemical Bank as trustee (the "Indenture"). The following is a description of certain provisions of the Indenture required by

Section 305(a)(2) of the Trust Indenture Act of 1939 and is qualified in its entirety by reference to the Indenture, filed as Exhibit T3C.1 hereto. Capitalized terms used in this Item 8 and not otherwise defined shall have the meanings specified in the Indenture.


(A) EVENTS OF DEFAULT

     An "Event of Default" under the Indenture occurs by either: (1) default in the payment of interest when due and payable, and continuance of such default for a period of 30 days; or (2) default in the payment of the principal of any Indenture Security within the 5-day period of time after maturity in the case of payments in whole or in part in Granges Common Stock; or (3) default in the performance or observance, or breach, of any term, covenant, warranty or agreement of the Company in the Indenture Securities or the Indenture, and continuance of such default or breach for a period of 60 days after written notice of such failure, requiring the Company to remedy the same and stating that such notice is a "Notice of Default", shall have been given to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the outstanding Indenture Securities; or (4)
(a) failure by the Company to pay when due an aggregate amount in excess of U.S.$500,000 or the equivalent thereof in any other currency in respect of any outstanding indebtedness and the continuance of such failure beyond any applicable grace period provided for in the terms of such indebtedness, or (b) default by the Company with respect to outstanding indebtedness, which default results in the acceleration of indebtedness in an aggregate amount in excess of U.S.$500,000 or the equivalent thereof in any other currency, without, in the case of (a) or (b), such indebtedness having been discharged or such payment default or acceleration, as the case may be, having been cured, waived, rescinded or annulled within a period of 10 days after written notice thereof by or on behalf of the holders of such indebtedness; provided, however, that if, prior to the entry of judgment in favor of any trustee with respect to any indebtedness or in favor of any holder of any indebtedness or other representative of the holders thereof, such failure or default under such indenture or instrument shall be remedied or cured by the Company, or waived by or on behalf of the holders of such indebtedness, and such acceleration (if applicable) shall be rescinded, then the Event of Default shall be deemed likewise to have been remedied, cured or waived; or (5) the entry by a court having jurisdiction in the premises of (A) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or
(B) a decree or order adjudging the Company a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under Federal bankruptcy law or any other applicable Federal or State law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days; or (6) the commencement by the Company of a voluntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by it to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable Federal or State bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency proceedings against it, or the filing by it of a petition or answer or consent seeking reorganization or relief under Federal bankruptcy law or any other applicable Federal or State law, or the consent by it to the filing of such petition or to the appointment or taking possession of a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of its property, or the making by it of an assignment for the benefit of creditors, or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company in furtherance of any such action.

(B) AUTHENTICATION AND DELIVERY

     The Indenture Securities will be issued in definitive registered form, without coupons, in denominations of U.S.$100 and integral multiples of U.S.$100 in excess thereof, substantially in the form specified in Section 202 of the Indenture.

     The Indenture provides that at any time and from time to time after the execution and delivery of the Indenture, the Company may deliver Indenture Securities executed by the Company to the Trustee or to its order for authentication together with a Company order for authentication and delivery of such securities, and the Trustee or an Authenticating Agent in accordance with such Company Order will authenticate and deliver such securities. In connection with any Company Order for authentication, a compliance certificate and Opinion of Counsel is not required. To allow for exercise of the Special Warrants, the Indenture also requires the Trustee to authenticate, register and deliver Indenture Securities for original issuance as instructed from time to time by a requisition of the Special Warrant Trustee. Under no circumstances may the Trustee authenticate, register and deliver Indenture Securities for original issuance without first having received such requisition. Such requisition must specify the aggregate principal amount of Indenture Securities previously issued under the Indenture, the remaining aggregate principal amount of Indenture Securities authorized under the Indenture, the name or names to be registered, the principal amount or amounts to be authenticated and the manner and place of delivery and must otherwise be in a format agreed upon by the Trustee and the Special Warrant Trustee. In the event that a retraction right arises with respect to the Special Warrants, the Company is required to give the Trustee immediate notice thereof and, thereafter, prior to the issuance of any Indenture Securities, the Trustee will be entitled to receive an Opinion of Counsel to the effect that the issuance of such Indenture Securities is entitled to an exemption under the Securities Act of 1933. Promptly upon receipt of such requisition, the Trustee must give written notice to the Special Warrant Trustee as to the time by which it reasonably expects to be able to authenticate, register and deliver the Indenture Securities referred to in such requisition. Upon such authentication, registration and delivery, the Trustee is required to notify the Company and the Special Warrant Trustee in writing thereof and the Company must deliver to the Trustee a receipt therefor.

     The Indenture contains no provision regarding the application of proceeds.

(C) SECURITY INTEREST

     Subject to and upon compliance with the provisions of the Indenture, Holders are entitled, upon provision, if applicable, of certification regarding compliance with applicable securities laws, at any time after November 10, 1995 and on or before the close of business on October 25, 2000, or in case the Indenture Security is called for redemption until and including, but (unless the Company defaults in making the payment due upon redemption) not after, the close of business on the Redemption Date, to exchange the Indenture Security (or any portion of the principal amount thereof) into fully paid and nonassessable shares of Granges Common Stock at an initial Exchange Rate of 42.50 shares of Granges Common Stock per U.S.$100 principal amount of Indenture Securities (or at the current adjusted Exchange Rate if an adjustment has been made as provided in the Indenture) The Exchange Rate is subject to adjustment upon certain events affecting the capital structure of Granges as provided in Section 1204 of the Indenture.

     Distributions giving rise to an adjustment to the Exchange Rate become Exchange Property subject to the lien of the Indenture. In the event that any increase in the Exchange Rate causes the aggregate amount of Granges Common Stock deliverable upon exchange of all outstanding Indenture Securities to exceed the number of shares of Granges Common Stock constituting Exchange Property (initially 8,474,576 shares), the amount of any such excess may be satisfied by apportioning to each Holder, in proportion to the principal amount of outstanding Indenture Securities held, such Exchange Property as is not Granges Common Stock.

     In the event of any reduction of the principal amount of Indenture Securities outstanding, as evidenced by the delivery to the Trustee by the Company of Indenture Securities for cancellation, the

Exchange Property held by the Escrow Agent (currently the Trustee) shall be reduced in the same proportion as the principal amount of the Indenture Securities was so reduced, provided, that the Escrow Agent shall retain a sufficient amount of Exchange Property to exchange all Indenture Securities then outstanding on the basis of the then applicable Exchange Rate and the other terms and provisions of the Indenture, and the Company shall, upon Company Request, be entitled to any excess Exchange Property created by such reduction net of any Exchange Property delivered in connection with any reduction caused by an exchange for Granges Common Stock.

(D) SATISFACTION AND DISCHARGE

     The Indenture shall upon Company Request cease to be of further effect (except as to any surviving rights of exchange, or registration of transfer or exchange, or replacement of Indenture Securities and the Company's obligations to the Trustee) and the Trustee, at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture, when: (1) either (A) all Indenture Securities theretofore authenticated and delivered (other than (i) Indenture Securities which have been destroyed, lost or stolen and which have been replaced or paid, and (ii) Indenture Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or (B) all such Indenture Securities not theretofore delivered to the Trustee or the Principal Paying Agent or its agent for cancellation (other than Indenture Securities referred to in clauses (i) and (ii) of clause (1)(A) above): (i) have become due and payable, or (ii) will have become due and payable at their Stated Maturity within one year, or (iii) are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of clause (i), (ii) or (iii) above, has deposited or caused to be deposited with the Trustee as trust funds (immediately available to the Holders in the case of clause (i), which funds may include, in the case of a deposit under clause (i), Granges Common Stock) in trust an amount sufficient, and for the purpose, to pay and discharge the entire indebtedness on such Indenture Securities not theretofore delivered to the Trustee for cancellation, for principal and interest to the date of such deposit (in the case of Indenture Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be; and (2) the Company has paid or caused to be paid all other sums payable by the Company.

     Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Company to the Trustee under Section 607 of the Indenture, the obligations of the Company to any Authenticating Agent under Section 612 of the Indenture and, if money shall have been deposited with the Trustee pursuant to clause (1)(B) above, the obligations of the Trustee under the following paragraphs shall survive.

     Subject to the provisions of the following paragraph, all money and securities deposited with the Trustee for satisfaction and discharge of the Indenture shall be held in trust and applied by it, in accordance with the provisions of the Indenture Securities and the Indenture, to the payment, either directly or through any Paying Agent (including the Company acting as its own Paying Agent), to the Persons entitled thereto, of the principal and interest for whose payment such money and securities has been deposited with the Trustee. All moneys deposited with the Trustee (and held by it or any Paying Agent) for the payment of Indenture Securities subsequently exchanged shall be returned to the Company upon Company Request.

     Any money deposited with the Trustee or any Paying Agent, or then held by the Company, in trust for the payment of the principal of or interest on any Security and remaining unclaimed for two years after such principal or interest has become due and payable shall be paid to the Company on Company Request, or (if then held by the Company) shall be discharged from such trust; and the Holder of such Security shall thereafter, as an unsecured general creditor, look only to the Company for payment thereof, and all liability of the Trustee or such Paying Agent with respect to such trust money, and all liability of the Company as trustee thereof, shall thereupon cease; provided, however, that the Trustee or such Paying Agent, before being required to make any such repayment, may at the expense of the Company cause to be published once, in an Authorized Newspaper in each Place of Payment, notice that such money remains unclaimed and that, after a date specified therein, which shall not be less than 30 days from the date of such publication, any unclaimed balance of such money then remaining will be repaid to the Company.

(E) EVIDENCE OF COMPLIANCE

     Upon qualification of the Indenture under the Trust Indenture Act of 1939, the Company will be required to certify at least annually to the Trustee as to compliance with all conditions and covenants under the indenture. Additionally, upon any application or request by the Company to the Trustee or the Principal Paying Agent to take any action under any provision of the Indenture, the Company must furnish to the Trustee or the Principal Paying Agent, as the case may be, a certificate signed by certain officers of the Company (an "Officers' Certificate") stating that all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent, if any, have been complied with. The Officers' Certificate must include: (1) a statement that each individual signing such certificate or opinion has read such covenant or condition and the definitions herein relating thereto; (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based; and (3) a statement that, in the opinion of such individual, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with.

9.   Other obligors.    None.


Contents of application for qualification. This application for qualification comprises-

     (a)  Pages numbered 1 to 12 consecutively.

     (b) The statement of eligibility of each trustee under the indenture to be qualified.

     (c) The following exhibits in addition to those filed as a part of the statement of eligibility of each trustee.

T3A Restated Certificate of Incorporation of the Company, dated January 3, 1990 (filed as Exhibit 3.2 to the Company's quarterly report on Form 10-Q for the quarter ended December 31, 1989, and incorporated herein by reference).

T3B Bylaws of the Company, as amended on July 12, 1995 (filed as exhibit Company's annual report on Form 10-K for the fiscal year ended June 30, 1995, and 3.3 to the incorporated herein by reference).

T3C.1 Indenture to be Qualified, dated as of November 10, 1995 between the Company and Chemical Bank as Trustee. (filed as Exhibit 4.1 to the Company's Registration Statement filed on Form S-3 (33-65165) filled with the Commission on December 19, 1995 under the Securities Act of 1933 and incorporated herein by reference).


T3C.2 Escrow and Pledge Agreement, dated as of November 10, 1995 between the Registrant and Chemical Bank as Trustee and Chemical Bank as Escrow Agent (filed as Exhibit 4.2 to the Company's Registration Statement filed on Form S-3 (33-65165) filed with the Commission on December 19, 1995 under the Securities Act of 1933 and incorporated herein by reference).

T3D       Not applicable.

T3E The Company's Registration Statement filed on Form S-3 (33-65165) filed with the Commission on December 19, 1995 under the Securities Act of 1933, registering the Indenture Securities for resale and incorporated herein by reference.

T3F: See Exhibit T3C.1 for Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Act.

                                   SIGNATURE

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Atlas Corporation, a corporation organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Denver, and State of Colorado, on the twenty-second day of December, 1995.


(SEAL)                             ATLAS CORPORATION



                                         By:   /s/ Gerald E. Davis
                                               -------------------
                                         Name: Gerald E. Davis
                                         Title: President



Attest:     / s/ Gregg B. Shafter        By:  / s/ Jerome C. Cain
            ----------------------            --------------------
                                         Name: Jerome C. Cain
                                         Title: Treasurer (Principal
                                                 Financial Officer)

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